UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2023

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3480 Peachtree Road NE
2nd Floor – Suite #112
Atlanta, Georgia 30326

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units	VHAQU	NYSE American, LLC

Common Stock	VHAQ	NYSE American, LLC

Warrants	VHAQW	*

Rights	VHAQR	NYSE American, LLC

* The Warrants trade on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Viveon Health Acquisition Corp., a Delaware corporation (the “Company”) held its 2023 Annual Meeting of Stockholders (“Annual Meeting”) at 10:30 a.m. Eastern Time on December 27, 2023 for the purpose of approving: (i) the Director Election Proposal; (ii) the Auditor Ratification Proposal; and (iii) the Adjournment Proposal, if needed. For more information on these proposals, which are described below, please refer to the Company’s proxy statement dated November 30, 2023. As of the record date of November 13, 2023, there was a total of 6,648,665 shares of common stock issued and outstanding and entitled to vote at the Annual Meeting. Proxies were received for 5,939,581 shares of common stock, or approximately 89.33% of the shares issued and outstanding and entitled to vote at the Annual Meeting; therefore a quorum was present.

Director Election Proposal — a proposal to re-elect five current directors to the Company’s Board of Directors.

The five director nominees proposed by the Company’s Board of Directors were each elected to serve as a director until their successors are duly elected and qualified or until their earlier resignation or removal. The final voting results for each nominee were as follows:

Nominee	For	Withheld	Broker Non-Vote

Jagi Gill	5,097,852	1	841,728
Rom Papadopoulos	5,097,852	1	841,728
Demetrios (Jim) G. Logothetis	5,097,852	1	841,728
Brian Cole	5,097,602	251	841,728
Doug Craft	5,097,852	1	841,728

Auditor Ratification Proposal — a proposal to ratify the appointment of Marcum LLP, as the Company’s independent auditors, for the fiscal year ending December 31, 2022.

Shareholders voted to ratify the appointment of Marcum LLP as the Company’s independent auditors for the fiscal year ending December 31, 2022. The proposal received the following final voting results:

For	Against	Abstain	Broker Non-Vote
5,939,330	250	1	0

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIVEON HEALTH ACQUISITION CORP.

Date: December 29, 2023	By:	/s/ Jagi Gill
	Name:	Jagi Gill
	Title:	Chief Executive Officer